UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
      UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number 001-07560


                               Sea Containers Ltd.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                               22 Victoria Street,
                             Hamilton HM 12, Bermuda
                           Telephone No.: 441-295-2244
          -------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

         12 1/2% Senior Subordinated Debentures Due 2004, Series A and B
         ---------------------------------------------------------------
            (Title of each class of securities covered by this Form)

            10 3/4% Senior Notes Due 2006, 13% Senior Notes Due 2006,
          7 7/8% Senior Notes Due 2008, 12 1/2 % Senior Notes Due 2009,
                         10 1/2% Senior Notes due 2012,
            Class A and Class B Common Shares, par value $0.01 each,
                         Preferred Share Purchase Rights
--------------------------------------------------------------------------------
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)



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Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)    [ ]                Rule 12h-3(b)(1)(i)   [X]
      Rule 12g-4(a)(1)(ii)   [ ]                Rule 12h-3(b)(1)(ii)  [ ]
      Rule 12g-4(a)(2)(i)    [ ]                Rule 12h-3(b)(2)(i)   [ ]
      Rule 12g-4(a)(2)(ii)   [ ]                Rule 12h-3(b)(2)(ii)  [ ]
                                                Rule 15d-6            [ ]

     Approximate number of holders of record as of the certification or notice date: 0

                                      * * *

     Pursuant to the requirements of the Securities Exchange Act of 1934, Sea Containers Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   June 25, 2004                       SEA CONTAINERS LTD.

                                            By:  /s/ E.S. Hetherington
                                                 -------------------------------
                                                Edwin S. Hetherington
                                                Vice President, General Counsel
                                                   and Secretary